Mail Stop 3561

July 28, 2006

Jeffrey L. Turner
Chief Executive Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, KS 67210

**Re: Spirit AeroSystems Holdings, Inc.
          Registration Statement on Form S-1
          Filed June 30, 2006
          File No. 333-135486**

Dear Mr. Turner,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide any exhibits that have not already been filed, including your opinion of counsel, as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information. Similarly, your filing omits information that is not dependant upon the offering price, such as the amounts of your current debt that you plan to repay with proceeds from the offering and the current beneficial ownership of the principal and selling stockholders. Please provide this information as soon as possible.

Registration Statement Cover Page

3. Please revise your fee table to separately list the shares offered by the selling shareholders.

Table of Contents, page i

4. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Industry and Market Data, page iv

5. We note your disclosure here and throughout the filing that you have included market and industry data based on independent industry publications, government publications, reports by market research firms or other published independent sources. Please revise your disclosure throughout the prospectus to indicate the date of each of the reports you reference. Additionally, please be advised that you must provide consents with respect to any statistics or other data that are not based on public information available for free or at a nominal cost. See Rule 436 of Regulation C. Alternatively, you may remove the reference to the third party or parties and attribute the applicable information to the company, based on its own research.

Summary, page 1

General

6. Please revise to balance the disclosure regarding your competitive strengths and the benefits of your business strategy with a brief discussion of the principal challenges or risks associated with your business. For example, while your disclosure in this section discusses the fact that you have been awarded significant work on Boeing's new B787 aircraft, you should also disclose that the success of your business will depend, in large part, on the success of the B787 program. Additionally, you

disclose in this section that your long-term contracts provide you with a stable base business, but should also highlight for investors the risks associated with how your long-term fixed price contracts could affect your business strategy.

Overview, page 1

7. We note that your summary, in large part, repeats the information contained in the "Business" section. The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant.   Please refer to Instruction to 503(a) of Regulation S-K.

8. We note your statement that you are the "largest independent non-OEM designer and manufacturer of aerostructures in the world," here and elsewhere in the prospectus. We also note your statements in the second paragraph. Please supplementally provide us with support for these statements.

9. Please revise throughout your filing to remove references to your 75 years of operating history, as you have just recently begun to operate as a stand-alone entity.

10. Please refer to the last sentence of the first paragraph. Please balance your disclosure by disclosing the amount of losses or net income generated during the same time period.

11. We note in the third paragraph that you derive your revenues primarily from Boeing and Airbus. Please revise to indicate here the percentage of revenues derived from each customer. We note your disclosure on pages 13 and 89.

Pursue Strategic Acquisitions on an Opportunistic Basis, page 5

12. We note that in this section and in other places throughout the filing you mention your plan to capture additional market share and diversify your current business through opportunistic strategic acquisitions. Please tell us whether you have any current plans, proposals or arrangements with respect to specific acquisition candidates.

Risk Factors

13. We note your disclosure on page 94, which indicates that you compete with Boeing and Airbus. If there is a material risk to the company related to competing with your customers, please revise to provide a separate risk factor addressing this risk.

<u>Our business will suffer if certain key officers or employees discontinue employment with us, page 18</u>

14. Please revise to discuss any specific risks associated with losing Jeffrey Turner as your President and CEO.

<u>We are subject to the requirement of the National Industrial Security Program Operating Manual, page 18</u>

15. Please revise to clarify how much of your business relates to classified contracts so investors can understand the significance of this risk factor.

<u>Use of Proceeds, page 31</u>

16. We could not locate disclosure regarding the determination of offering price as outlined in Item 505 of Regulation S-K. Please revise or advise.

<u>Unaudited Pro Forma Consolidated Financial Data, page 39</u>

17. Please revise the header to correct the company name.

<u>Selected Consolidated Financial Information and Other Data, page 45</u>

18. Please include the selected consolidated financial data of the predecessor for the three months ended March 30, 2005. Refer to Item 301 (b)(4) of Regulation S-K for guidance.

19. Please include the per share basic and diluted data for Spirit Holdings. Refer to Item 301 (b)(2) of Regulation S-K for guidance.

<u>MD&A</u>

<u>Market Trends, page 48</u>

20. Please enhance your disclosure regarding the possibility of Boeing terminating its B747 and B767 programs to include a discussion of your evaluation of likelihood and the potential impact to your future results of operations. We note from page 52 that these models represent 6% of the production units by program as of March 30, 2006.

<u>Boeing Strike, page 50</u>

21. Please tell us (1) the amount of revenue recognized on ship-in-place units, (2) when final delivery was made to the customer site and (3) why revenue recognition was

appropriate during the ship-in-place period. In your response cite each of the criteria that must be met in order to recognize revenue when delivery has not occurred, as outlined in the guidance in SAB Topic 13 (3)(a).

Inventory, page 53

22. Please provide to us a description of the nature of your pre-production cost included in inventory. In addition, fully explain to us how the accounting complies with EITF 99-5. With respect to the guidance in EITF 99-5, it appears that pre-production costs for products to be sold should be expensed as incurred.

Credit Facilities, page 65

23. Please expand your disclosure to disclose the amount of borrowings outstanding under your senior secured credit facility.

Cash Flow, page 67

24. Please disclose the material factors that impacted operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to the guidance in Section IV (B) of FR-72 (Release No. 33-8350).

Tax Incentive Bonds, page 67

25. Please revise your description of the IRBs to explain in more detail the terms of the IRBs and disclose the amounts related to the IRB bonds. Additionally, tell us in greater detail why you believe offsetting is appropriate.

Open Infrastructure Offering, page 67

26. Please revise to briefly describe the penalties you would incur if you were in default under the OIO agreement.

Contractual Obligations, page 68

27. It appears from the December 29, 2005 consolidated balance sheet that there is current long term debt of $11.6 million and long term debt of $710.0 million. Please tell us how these amounts reconcile to amounts reflected in your table of contractual obligations. In addition, please provide all of the information specified by Item 303(a)(5) of Regulation S-K in regards to tabular disclosure of contractual obligations. Your current table does not include other long-term liabilities reflected on your balance sheet or any purchase obligations. We also believe that you should include any management fee obligations to Onex, your obligations under the

Transition Services Agreement and scheduled interest payments because the purpose of the table is to clearly show your future cash requirements. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments and disclose the methodology utilized. Please revise accordingly.

28. We note your disclosure on page 69 that you incur capital expenditures for the purpose of maintaining existing equipment and facilities. Generally maintenance is expensed as incurred. Please tell us the facts and circumstances surrounding the capitalization of these maintenance expenditures.

Business

Our Competitive Strengths, page 78

29. Please reconcile for us the $6 billion combined insurable replacement value of all the equipment you own or operate with the fair value of owned equipment in your purchase price allocation disclosure on page F-9. Please consider revising your competitive strengths disclosure to clarify the insurable values of each of the owned and operated equipment to avoid confusion.

Our Relationship with Boeing, page 81

30. Please refer to the middle of the first paragraph. We note you describe portions of the Supply Agreement and that the "description of the Supply Agreement does not purport to be complete." Please revise to clarify that you are describing the material portions of your agreement.

Legal Proceedings, page 95

31. While your disclosure in this section indicates that plaintiffs in the Apsley litigation seek more than $1.5 billion in damages, Note 15 to the financial statements indicates that the plaintiffs seek up to $3 billion in damages. Revise to clarify the amount sought by the plaintiffs in this action. Additionally, ensure that your next amendment includes updated information regarding the status of this litigation. We note, for example, that Spirit's response to complaints with the EEOC was due June 30, 2006.

Management, page 98

32. Please revise this section to disclose the relevant dates of business experience during the past five years for Mr. Kadish and Mr. McGillicuddy. Refer to Item 401(e) of Regulation S-K.

<u>Directors, page 101</u>

33. Please revise your disclosure to state the term of office of each director. Please refer to Item 401(a) of Regulation S-K.

<u>Executive Compensation, page 105</u>

34. We note footnote 4. Please revise to clarify, if true, that the table does not include amounts of compensation that, in the <u>aggregate</u>, are less than $50,000 or 10% of the total of annual salary and bonus reported in the table.

35. Your disclosure in this section and in Option Grants and Stock Awards is confusing in that it is unclear whether the shares under Option Grants and Stock Awards were issued in addition to the share issuances reported in the footnotes to the executive compensation table or whether this disclosure just provides additional information regarding the awards described in the footnotes. Revise to clarify and please note that <u>all</u> compensation earned during 2005 should be reported in the executive compensation table. See Item 402(b)(2)(iii) of Regulation S-K.

<u>Employment Agreements, page 107</u>

36. Please revise to explain for investors what you mean by "phantom stock" and describe any rights associated with it. We also note your disclosure on page 114.

<u>Long-Term Incentive Plan, page 110</u>

37. Please revise to provide the Long-Term Incentive Plan table required by Item 402(e) of Regulation S-K or advise.

<u>Certain Relationships and Related Party Transactions, page 112</u>

38. Please reconcile for us the aggregate purchase price of common shares issued through March 31, 2006 with the balance of paid-in capital on your balance sheet at March 31, 2006.

<u>Principal and Selling Stockholders, page 116</u>

39. Please clarify who the selling stockholders will be and tell us whether any of your selling stockholders are registered broker-dealers or affiliated with a broker-dealer.

Financial Statements

40. Please revise to include Schedule II as required by Item 5.04 of Regulation S-X. Your schedule should include valuation allowance for deferred taxes, obsolete inventory, warranty and bad debt.

Consolidated Financial Statements, page F-1

41. Please tell us the amount of and where on the financial statements you have recorded the minority interests in the Kansas Industrial Energy Supply Company.

Consolidated Statements of Stockholders' Equity, page F-5

42. Please revise to include a total column.

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-7

43. With regard to the acquisition of Boeing Wichita, please revise to disclose a description of the factors that contributed to a purchase price significantly less than the fair value of net assets acquired.

44. Please tell us what consideration was given to measuring the fair value, if any, of the Boeing supply agreement resulted from the acquisition.

Note 3: Inventories, page F-14

45. Please tell us your basis for deferring $19.9 million of production costs representing the excess of costs incurred over estimated average costs per shipset.

Note 11: Stock Compensation, page F-23

46. We note your use of the market and income approaches to valuing your equity. Given that you appraised the fair value of the net assets of Boeing Wichita upon its acquisition, please tell us why you did not consider this appraisal in determining the fair value of your equity issuances during 2005. It appears the excess of fair value over cost of net assets acquired of $581 million resulting from the acquisition would immediately increase the fair value of your equity by a similar amount and provide a floor for valuation of your equity from that date forward. In this regard,

it is not clear why you believe your equity began appreciating on August 15, 2005. Please advise as appropriate.

47. Please tell us the dates, number of shares, and estimated fair value of all equity awards granted.

48. Please provide to us your internal valuation to support the estimated fair value of $23 per common share at December 29, 2005 used to value your restricted stock grants.

Note 13: Earnings (Loss per Share Calculation, page F-30

49. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Note 19: Subsequent Events, page F-36

50. Please revise to include the audited and interim financial statements of BAE Aerostructures in accordance with Item 305 of Regulation S-X or tell us why you believe they are not required.

Financial Statements of Wichita Division, page F-39

51. Please revise columns to present most recent to least recent periods from left to right, consistent with the rest of the filing.

Item 15. Recent Sales of Unregistered Securities, II-2

52. For all issuances of securities listed in this section, please revise to state the aggregate offering price and the aggregate underwriting discounts or commissions for securities sold for cash. For securities issued for consideration other than cash, please state the aggregate amount of consideration you received.

Signatures, page II-6

53. The registration statement must be signed by a majority of your board of directors. See Instruction 1 to Signatures on Form S-1. Please revise your signature page accordingly.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Joel I. Greenberg, Esq.
Kaye Scholer LLP
via facsimile: (212) 836-8211